M

Anthony DeSimone, Masterworks <adesimone@investors.masterworks.com>

to me

Sam,

George Condo had a great week at auction.

On Thursday, he kicked things off with a $1.3 million sale on a single portrait at Sotheby's. Just a few hours later, he sold a huge multi-figure portrait for $3.2 million ($3.9 million with fees) at Christie's! Check them out below:



GEORGE CONDO (B. 1957)

The Executives and Their Wives

Price realised
USD 3,922,000

Estimate
USD 2,500,000 – USD 3,500,000

Closed: 21 Nov 2024



PROPERTY FROM AN IMPORTANT PRIVATE COLLECTION, LATIN AMERICA

George Condo

The Alpine Waitress

Auction Closed
November 21, 05:28 PM EST

Estimate
1,000,000 - 1,500,000 USD

Lot Sold
1,320,000 USD

We believe these sales couldn't have come at a better time for us, since we've just launched a brand new Condo offering, available now for $981,000. In 2019, Sotheby's called it "arguably the most special work" in this series of paintings—it's actually a riff on Condo's hero, Pablo Picasso! Check it out:

 

This is one of the only Condo offerings we've launched this year, so don't miss out. Invest here, and view the offering circular below.

Thanks,

Anthony DeSimone
—

Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281

View offering circular for Masterworks 366. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, or investment advice. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Christie's sale (The Executive and Their Wives) not included in set of similar sales to live Offering which comprise paintings by George Condo with the following criteria: Works on canvas created since 2005 that measure between 20 inches by 20 inches and 60 inches by 60 inches, excluding group portraits and works that are stylistically different such as "drawing painting" portraits and works without Cubist elements.

Auction House estimates are based on the condition, rarity, quality and provenance of the lot and on prices recently paid at auction for similar property. Estimates can change. Neither you, nor anyone else, may rely on any estimate as a prediction or guarantee of the actual selling price of a lot or its value for any other purposes. Estimates do not reflect the final hammer price and do not include buyer's premium, or any applicable taxes or charges or artist's resale royalty.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Past sales are not indicative of future results.

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281.